400 Howard Street P.O. Box 7101 San Francisco, CA 94105 Tel +1 800 474 2737

December 31, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:  iShares, Inc. (the “Company”)
File Nos. 033-97598 and 811-09102
iShares MSCI EFM Africa ex South Africa Index Fund (S0000 38927) (the “Fund”)
Request for Withdrawal of Amendments

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of the Company’s post-effective amendments filed with respect to the Fund, a series of the Company.

The Company filed the following post-effective amendments relating to the Fund on the dates shown:

485APOS                             August 20, 2012
485BXT                                November 2, 2012
485BXT                                November 29, 2012
485BXT                                December 27, 2012
485BXT                                January 24, 2013
485BXT                                February 21, 2013
485BXT                                March 21, 2013
485BXT                                April 18, 2013
485BXT                                May 16, 2013
485BXT                                June 13, 2013
485BXT                                July 11, 2013
485BXT                               August 8, 2013
485BXT                               September 5, 2013
485BXT                               October 3, 2013
485BXT                               October 31, 2013

485BXT                                November 27, 2013
485BXT                                December 26, 2013

The Company made the initial filing on August 20, 2012 for the purpose of adding the Fund as a new series of the Company.  The sixteen additional filings were made for the purpose of delaying the automatic effectiveness date of the amendment.  As of the last filing shown, the amendment was scheduled to become effective on January 24, 2014.

Subsequent to these filings, the Company decided not to go forward with the offering of the Fund as a series of the Company.  No securities were sold in connection with this offering.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares, Inc.

By:	/s/ Jack Gee
Jack Gee
Treasurer and Chief Financial Officer